For Period ended 06/30/02                                             All Series
File Number 811-2429

Sub-Item 77K:  Changes in registrant's certifying accountant
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On May 29, 2002, based on the  recommendation  of the Company's Audit Committee, the Company's Board of Directors determined not to retain KPMG LLP (KPMG) as the Funds' independent auditor and voted to appoint Ernst & Young LLP for the fiscal year ended December 31, 2002. During the periods that KPMG served as the Funds' independent auditor and through May 29, 2002, KPMG's audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principle. There were no disagreements between the Funds and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.